UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1) *
Siguler Guff Small Business Credit Opportunities Fund, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
NONE
(CUSIP Number)
December 19, 2016
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]  Rule 13d-1(b)

[  ]   Rule 13d-1(c)

[  ]   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: Etera Mutual Pension Insurance Company I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Finland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,892 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,892 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 33,892 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.89% *
12		TYPE OF REPORTING PERSON FI

* Based on a total of 100,000 shares of Common Stock outstanding, and the ownership by the Reporting Person as of the filing date of this Schedule 13G of a limited partnership interest in Siguler Guff  Small Business Credit Opportunities Fund, LP (the "Fund") representing 33.89% of the total limited partnership interests in the Fund, which owns all of the outstanding shares of Common Stock of the Issuer.  The limited partners of the Fund have pass-through voting rights with respect to the shares of Common Stock held by the Fund.

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the Statement on Schedule 13G with respect to the Issuer filed by the Reporting Person with the Securities and Exchange Commission on October 14, 2016 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4	Ownership: (a) through (c): The information set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2016

ETERA MUTUAL PENSION INSURANCE COMPANY
By:	/s/ Ilomai Kurrik
Name:	Ilomai Kurrik
Title:	Attorney-in-Fact